August 6, 2024

William Zartler
Chief Executive Officer
Solaris Oilfield Infrastructure, Inc.
9651 Katy Freeway, Suite 300
Houston, Texas

        Re: Solaris Oilfield Infrastructure, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed July 26, 2024
            File No. 001-38090
Dear William Zartler:

        We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Certain Solaris Unaudited Forecasted Financial Information, page 80

1. We note your disclosure that you project the total revenue of Mobile Energy Rentals LLC to increase from $52 million in 2024 to $134 million in 2025. Please tell us how this is consistent with the company's historical revenue trends.
2. We note your statement on pages 88 and B-4 that the financial advisor disclaims responsibility "if future results are materially different from projected financial results." While you may include qualifying language with respect to such projections, it is inappropriate to disclaim responsibility for this information. Please revise to remove this disclaimer.
 August 6, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Pierce at 202-551-3887 or Mitchell Austin at 202-551-3574 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Jackson A. O'Maley